SECURITIES AND EXCHANGE COMMISSION

Investment Company Act Release No. 34917; File No. 812-15401

PGIM Investments LLC and PGIM Private Credit Fund

May 16, 2023

AGENCY: Securities and Exchange Commission ("Commission" or "SEC").

ACTION: Notice.

Notice of an application under section 6(c) of the Investment Company Act of 1940 (the "Act") for

an exemption from sections 18(a)(2), 18(c), 18(i) and section 61(a) of the Act.

Summary of Application: Applicants request an order to permit certain closed-end management

investment companies that have elected to be regulated as business development companies to issue

multiple classes of shares with varying sales loads and asset-based distribution and/or service fees.

Applicants: PGIM Investments LLC and PGIM Private Credit Fund.

Filing Dates: The application was filed on November 1, 2022, and amended on May 5, 2023.

Hearing or Notification of Hearing: An order granting the requested relief will be issued unless the

Commission orders a hearing. Interested persons may request a hearing on any application by

emailing the SEC's Secretary at Secretarys-Office@sec.gov and serving the Applicants with a copy

of the request by email, if an email address is listed for the relevant applicant below, or personally or

by mail, if a physical address is listed for the relevant Applicant below. Hearing requests should be

received by the Commission by 5:30 p.m. on June 12, 2023, and should be accompanied by proof of

service on Applicants, in the form of an affidavit or, for lawyers, a certificate of service. Pursuant to

rule 0-5 under the Act, hearing requests should state the nature of the writer's interest, any facts

bearing upon the desirability of a hearing on the matter, the reason for the request, and the issues

contested. Persons who wish to be notified of a hearing may request notification by emailing the

Commission's Secretary.

ADDRESSES: The Commission: Secretarys-Office@sec.gov. The Applicants: Claudia DiGiacomo, claudia.digiacomo@pgim.com; Debra Rubano, debra.rubano@prudential.com; Benjamin C. Wells, bwells@stblaw.com; and Ryan Brizek, ryan.brizek@stblaw.com.

FOR FURTHER INFORMATION CONTACT: Stephan N. Packs, Senior Counsel, or Terri G. Jordan, Branch Chief, at (202) 551-6825 (Division of Investment Management, Chief Counsel's Office).

SUPPLEMENTARY INFORMATION: For Applicants' representations, legal analysis, and condition, please refer to Applicants' amended and restated application, dated May 5, 2023, which may be obtained via the Commission's website by searching for the file number at the top of this document, or for an Applicant using the Company name search field, on the SEC's EDGAR system. The SEC's EDGAR system may be searched at https://www.sec.gov/edgar/searchedgar/legacy/companysearch.html. You may also call the SEC's Public Reference Room at (202) 551-8090.

For the Commission, by the Division of Investment Management, under delegated authority.

Sherry R. Haywood,

Assistant Secretary.